UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2026

D. Boral ARC Acquisition I Corp.

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-42772	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10 East 53rd Street, Suite 3001

New York, NY 10022

(Address of principal executive offices, including zip code)

+ (332) 266-7344

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	BCARU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BCAR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	BCARW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously announced, on January 11, 2026, D. Boral ARC Acquisition I Corp. (“BCAR”) entered into an Agreement and Plan of Merger by and among BCAR, D. Boral ARC Merger Corporation, a Delaware corporation and wholly owned subsidiary of BCAR (“PubCo”), D. Boral Arc Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCAR, and Exascale Labs Inc., a Delaware corporation (“Exascale”). On May 27, 2026, Exascale issued a press release announcing Dr. Hoansoo Lee’s (“Mr. Lee”), Exascale’s Chief Executive Officer, participation and presentation at the Guosheng Securities SST Industry Forum, titled “SST: The CPO Moment Arrives for Power Equipment” on May 29, 2026 at the Grand Hyatt Shanghai in Lujiazui, Shanghai.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 8.01 by reference is the press release that Exascale issued to announce Mr. Lee’s participation at the Guosheng Securities SST Industry Forum.

The information in this Item 8.01, including Exhibit 99.1, is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “can,” “continue,” “could,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “will,” and similar expressions. These statements include, without limitation, statements regarding the proposed business combination between Exascale and BCAR, the expected timing and completion of the business combination, the operation of the combined company, PubCo, thereafter to be renamed as Exascale Labs Holdings Inc., and the listing of its securities on Nasdaq under the ticker “XLAB.” They also include statements regarding Exascale’s participation in the Guosheng Securities SST Industry Forum, the expected role of solid-state transformer, HVDC, modular data center, high-density cooling, GPU cluster, and AI infrastructure technologies, the expected demand for AI compute infrastructure, Exascale’s market positioning, and its business strategy, partnerships, and growth.

These statements are based on current expectations and assumptions, and involve risks and uncertainties that could cause actual results or events to differ materially, including, among others, the ability to complete the business combination and satisfy closing conditions, changes in customer demand, supply constraints for GPUs and related infrastructure components, competitive pressures, technological risks, operational performance, regulatory changes, and macroeconomic factors.

Readers are cautioned not to place undue reliance on these statements. Exascale and BCAR undertake no obligation to update or revise any forward-looking statements, except as required by law. Additional information regarding these and other risks is included in the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by PubCo, which investors are encouraged to review.

Additional Information

In connection with the proposed business combination, PubCo filed a registration statement on Form S-4, which includes a proxy statement/prospectus to be mailed to BCAR’s shareholders regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BCAR AND EXASCALE ARE URGED TO READ THE PROXY/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, as they will contain important information about Exascale, BCAR, and the proposed business combination. Investors will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by BCAR and PubCo through the SEC’s website at www.sec.gov.

Participants in the Solicitation

BCAR and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in BCAR will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov.

Exascale and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Exascale in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from such requirements.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1*	Press Release, dated May 27, 2026
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 27, 2026

D. BORAL ARC ACQUISITION I CORP.

By:	/s/ John Darwin
Name:	John Darwin
Title:	Chief Financial Officer

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